UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

A T FUNDS INVESTMENT TRUST
(NAME OF SUBJECT COMPANY (ISSUER))

A T FUNDS INVESTMENT TRUST
(NAME OF FILING PERSON (OFFEROR))

COMMON SHARES
(TITLE OF CLASS OF SECURITIES)

N/A
(CUSIP NUMBER OF CLASS OF SECURITIES)

ALEXANDER L. POPOF
 C/O A T FUND OF FUNDS
300 PACIFIC COAST HIGHWAY, SUITE 305
HUNTINGTON BEACH, CALIFORNIA 92648
(714) 969-0521
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

COPY TO:

MITCHELL E. NICHTER, ESQ.
PAUL, HASTINGS, JANOFSKY & WALKER LLP
55 SECOND STREET, 24TH FLOOR
SAN FRANCISCO, CA 94105-3441

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$3,000,000 (A)	$92.10 (B)

(a)
Calculated as the estimated aggregate maximum purchase price for the Issuer's outstanding common shares based on the offer to purchase shares with a total net asset value of up to $3,000,000 as of September 30, 2007.

(b)
Calculated at $30.70 per $1,000,000 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2007.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee Was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $92.10 Filing Party: A T Funds Investment Trust Form or Registration No.: Schedule Date Filed: June 21, 2007 TO, Registration No. 005-80989

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on June 21, 2007 by A T Fund of Funds (the "Fund"), the sole series of A T Funds Investment Trust, a Delaware statutory trust, (the "Trust') in connection with an offer (the "Offer") by the Trust to purchase up to $3,000,000 of common shares in the Fund ("Shares") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as exhibits to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 5:00 P.M., Eastern time, on July 20, 2007.

2.
$911,252 in Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

Date: 12/14/07

A T FUNDS INVESTMENT TRUST, for and on behalf of its series
A T FUND OF FUNDS

By:    /s/ Alexander L. Popof
       Name:  Alexander L. Popof
       Title: Chief Financial Officer